Exhibit (a)(1)(A)

HOLOGIC, INC.

OFFER TO EXCHANGE

CERTAIN OUTSTANDING STOCK OPTIONS FOR

NEW STOCK OPTIONS

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON

APRIL 5, 2009, UNLESS THE OFFER IS EXTENDED.

By this Offer to Exchange Certain Outstanding Stock Options for New Stock Options (the “exchange offer” or the “offer”), Hologic, Inc., which we refer to in this document as “we,” “us” or “Hologic,” is giving each eligible optionholder the opportunity to exchange voluntarily eligible options for new options that will represent the right to purchase fewer shares at a lower exercise price than the eligible options being exchanged, as described herein or as may be amended.

You are an “eligible optionholder” if you:

•	Are not a member of the board of directors of Hologic;

•	Are not a “named executive officer” (as defined in Item 402(a) of Regulation S-K and as indicated on Schedule A attached hereto);

•	Are employed by Hologic or one of our subsidiaries on the date this exchange offer commences; and

•	Continue to be an employee of Hologic or one of our subsidiaries and have not submitted or received a notice of termination on or prior to, the date the new options are granted.

If you are an eligible optionholder and you hold Hologic stock options issued on January 16, 2008 at an exercise price per share of $33.31 under our Second Amended and Restated 1999 Equity Incentive Plan (collectively, “eligible options”), then you may elect to exchange those eligible options in this offer.

The expiration date of the exchange offer, which is scheduled to be April 5, 2009 (unless extended), is sometimes, in this and other documents related to or describing the exchange offer, referred to as the “closing date.”

If you choose to participate in this exchange offer and tender eligible options for exchange, and if we accept your tendered eligible options, you will receive “new options” that will have substantially the same terms and conditions as the eligible options you surrendered, except that:

•

Your new options will represent the right to purchase fewer shares than the eligible options tendered for exchange. The number of shares represented by your new options will be determined using an exchange ratio designed to result in the fair value, for accounting purposes, of the new options at the time the new options are granted being approximately equal to the fair value of the eligible options tendered for exchange at the time immediately prior to the eligible options being cancelled. The exchange ratio used in the exchange offer will be calculated using the Cox-Ross-Rubinstein binomial option valuation model and will be based upon the closing price of our common stock as quoted by NASDAQ as of the close of market on Friday, April 3, 2009 (unless the expiration date of the exchange offer is extended) and the valuation assumptions explained in Section 8 hereof. Section 8 hereof contains a table setting forth the exchange ratio to be used in the exchange offer at a range of closing prices of our common stock from $9.00 to $17.00.

•

The exercise price per share for your new options will be equal to 110% of the closing sales price of our common stock as quoted by NASDAQ as of the close of market on Friday, April 3, 2009 (unless the expiration date is extended).

•

Each new option will become exercisable over a period of four years, with 25% vesting on the first anniversary of the date the new options are granted and 25% vesting on each anniversary thereafter, so long as the eligible optionholder continues to provide services to Hologic. Because we expect to grant the new options on the same day that the exchange offer expires, the date the new options are granted will be the same as the expiration date of the exchange offer. If the expiration date is extended, then the new option grant date will be similarly extended.

•	Each new option will be granted pursuant to and governed according to the terms of our 2008 Equity Incentive Plan, a copy of which is attached as an exhibit to this offer.

i

The commencement date of this exchange offer is scheduled for March 9, 2009. We are making this exchange offer upon the terms and subject to the conditions described in this exchange offer document and in the related Election Form distributed with this exchange offer document. You are not required to accept this exchange offer. You may tender all, some or none of your eligible options in this exchange offer. You may not exchange any other options other than eligible options in the exchange. Eligible options properly tendered in this offer and accepted by us for exchange will be cancelled and the new options will be granted as of the expiration date of this exchange offer.

See “Risk Factors” beginning on page 8 for a discussion of risks and uncertainties that you should consider before tendering your eligible options.

Shares of our common stock are listed on the NASDAQ Global Select Market under the symbol “HOLX.” On March 25, 2009, the closing price of our common stock as quoted by NASDAQ was $13.33 per share. We recommend that you obtain current market quotations for our common stock before deciding whether to elect to participate in the exchange offer.

You should direct questions about the exchange offer or requests for assistance (including requests for additional or paper copies of this exchange offer document, the Election Form, or other documents relating to this exchange offer) to David Brady, our Senior Vice President, Human Resources, at 35 Crosby Drive, Bedford, Massachusetts 01730, or by calling him at (781) 999-7418 or sending him an email at dbrady@hologic.com.

IMPORTANT

If you wish to tender any or all of your eligible options for exchange, you must properly complete and sign the accompanying Election Form and deliver it properly completed and signed to us so that we receive it before 5:00 p.m., Eastern Time, on April 5, 2009 (or such later date as may apply if this exchange offer is extended), by one of the following means:

By Mail or Courier
Hologic, Inc.
35 Crosby Drive
Bedford, Massachusetts 01730
Attention: David Brady, Senior Vice President, Human Resources
Phone: (781) 999-7418

By Facsimile
Hologic, Inc.
Attention: David Brady, Senior Vice President, Human Resources
Facsimile: (781) 280-0669

By Hand or Interoffice Mail
Attention: David Brady, Senior Vice President, Human Resources

By Email (By PDF or similar imaged document file)
dbrady@hologic.com

You do not need to return your stock option agreements in order to exchange your eligible options in the exchange offer.

Although our board of directors has approved the exchange offer, consummation of the exchange offer is subject to the satisfaction or waiver of the conditions described in Section 6 (“Conditions of This Exchange Offer”) of this exchange offer. Neither we nor our board of directors makes any recommendation as to whether you should tender, or refrain from tendering, any or all of your eligible options in the exchange offer. You must make your own decision whether to tender any or all of your eligible options. You should consult your personal outside advisors if you have questions about your financial or tax situation as it relates to this exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the fairness or merits of this transaction or the accuracy or adequacy of the information contained in this exchange offer. Any representation to the contrary is a criminal offense.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR ELIGIBLE OPTIONS PURSUANT TO THIS EXCHANGE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR IN DOCUMENTS TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS EXCHANGE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED ELECTION FORM. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU SHOULD NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

SUMMARY TERM SHEET — QUESTIONS AND ANSWERS

The following are answers to some of the questions that you may have about this exchange offer. We encourage you to carefully read the remainder of this Offer to Exchange Certain Outstanding Stock Options for New Stock Options document and the accompanying Election Form. Where appropriate, we have included references to the relevant sections of this exchange offer document where you can find a more complete description of the topics in this summary.

Q1. Why is Hologic making this exchange offer?

Historically, our compensation philosophy has been focused on attracting, retaining and motivating employees using an appropriate mix and various levels of cash and short-term and long-term equity compensation. Our use of stock options as a meaningful component of long-term equity compensation was effectively curtailed in fiscal year 2006 when we were required to adopt Statement of Financial Accounting Standards No. 123(R) requiring the expensing of stock options granted to employees based upon a determination of the fair value of any options granted as of the date of their grant. Following the consummation of our transformational business combination transaction with Cytyc in October 2007, which more than doubled the size of the company, we returned to the use of stock options as a significant component of long-term equity compensation to aid in the motivation and retention of key employees. This decision was intended to help us achieve our post-business combination objectives and to provide long-term incentives that further aligned the interests of our employees with those of our stockholders. To that end, we made substantial equity grants, including the grants of eligible options, in January 2008 to our employees consisting of an annual award for fiscal year 2008 and a one-time “sign-on” award.

The decline in our stock price since the eligible options were granted has posed a major challenge to our goal of motivating and retaining key employees who joined the company following our business combination transaction with Cytyc as well as our own employees upon whom the company and stockholders rely to help move the company forward in these challenging economic times. The trading price of our common stock has not exceeded the $33.31 per share exercise price of the eligible options since February 5, 2008, and with the recent economic and market turmoil has been trading substantially below that price. As a result, we believe that the eligible options are no longer capable of serving the dual purposes for which they were granted, namely insuring the motivation and retention of key employees following our business combination transaction with Cytyc and providing long-term incentives for future performance.

This offer to exchange certain outstanding stock options for new stock options is being made in order to help reinstate, as of the date of the exchange, the motivational and retention value of the eligible options while balancing the interests of eligible optionholders and stockholders.

See Section 2 (“Purpose of This Exchange Offer”) for more information.

Q2. Who is eligible to participate in the exchange offer?

An “eligible optionholder” is a person who:

•	Is not a member of the board of directors of Hologic;

•	Is not a “named executive officer” (as defined in Item 402(a) of Regulation S-K and as indicated on Schedule A attached hereto);

•	Is employed by Hologic or one of our subsidiaries on the date this exchange offer commences; and

•	Continues to be an employee of Hologic or one of our subsidiaries and has not submitted or received a notice of termination on or prior to, the date the new options are granted.

See Section 1 (“Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer”) for more information.

Q3. What securities are we offering eligible optionholders the opportunity to tender in the exchange offer?

Under the exchange offer, eligible optionholders will be able to elect to exchange outstanding eligible options to purchase shares of our common stock for new options. Eligible options are Hologic Stock Options issued on January 16, 2008 at an exercise price per share of $33.31 under our Second Amended and Restated 1999 Equity Incentive Plan. As of the date of this offer, 674,000 eligible options are outstanding.

See Section 1 (“Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer”) for more information.

Q4. Are there any differences between the new options and the eligible options?

Each “new option” will have substantially the same terms and conditions as the eligible option surrendered for such new option, except as follows:

•

Your new options will represent the right to purchase fewer shares than the eligible options tendered for exchange. The number of shares represented by your new options will be determined using an exchange ratio designed to result in the fair value, for accounting purposes, of the new options at the time the new option is granted being approximately equal to the fair value of the eligible options tendered for exchange at the time immediately prior to the eligible options being cancelled. The exchange ratio used in the exchange offer will be calculated using the Cox-Ross-Rubinstein binomial option valuation model and will be based upon the closing price of our common stock as quoted by NASDAQ as of the close of market on Friday, April 3, 2009 (unless the expiration date of the exchange offer is extended) and the valuation assumptions explained in Section 8 hereof. Section 8 hereof contains a table setting forth the exchange ratio to be used in the exchange offer at a range of closing prices of our common stock from $9.00 to $17.00.

•

The exercise price per share for your new options will be equal to 110% of the closing sale price of our common stock as quoted by NASDAQ as of the close of market on Friday, April 3, 2009 (unless the expiration date is extended).

•

Each new option will become exercisable over a period of four years, with 25% vesting on the first anniversary of the new option grant date and 25% vesting on each anniversary thereafter, so long as the eligible optionholder continues to provide services to Hologic. Because we expect to grant the new options on the same day that the exchange offer expires, the new option grant date should be the same as the expiration date of the exchange offer. If the expiration date is extended, then the new option grant date will be similarly extended.

•	Each new option will be granted pursuant to and governed according to the terms of our 2008 Equity Incentive Plan, a copy of which is attached as an exhibit to this offer.

Q5. What are the conditions of this exchange offer?

This exchange offer is subject to a number of conditions with regard to events that could occur prior to the expiration of this exchange offer and which are more fully described in Section 6 (“Conditions of This Exchange Offer”). This exchange offer is not conditioned upon a minimum number of eligible options being tendered or a minimum number of eligible optionholders participating. If any of the events described in Section 6 (“Conditions of This Exchange Offer”) occur, we may terminate, extend or amend this exchange offer at any time prior to the expiration of the exchange offer.

Q6. What will be the exercise price per share of the new options?

New options will have an exercise price per share equal to 110% of the closing sales price of our common stock as quoted by NASDAQ as of the close of market on Friday, April 3, 2009 (unless the expiration date is extended). If the closing price per share of our Common Stock as of the close of market on Friday, April 3, 2009, exceeds $17.00 per share or is less than $9.00 per share, the company will extend the expiration date of the offer and present additional detail regarding the potential exchange ratios and exercise prices based on stock prices in excess of $17.00 per share and below $9.00 per share.

We cannot predict the exercise price per share of the new options. We recommend that you obtain current market quotations for our common stock before deciding whether to tender your eligible options.

See Section 7 (“Price Range of Our Common Stock”) for information concerning our historical common stock prices.

Q7. If I participate in this exchange offer and my tendered options are accepted, when will I receive my new options?

We expect to cancel all properly tendered eligible options on the same day that the exchange offer expires. We also expect that the grant date of the new options will be the same day that the exchange offer expires. For example, the scheduled expiration date of this exchange offer is April 5, 2009, and we expect to accept and cancel all properly tendered eligible options on April 5, 2009, and we expect that the new option grant date will also be April 5, 2009. If the expiration date is extended, then the cancellation date and the new option grant date would be similarly extended. We will issue new stock option agreements promptly following the new option grant date.

Q8. When will the new options vest?

Each new option will become exercisable over a period of four years, with 25% vesting on the first anniversary of the new option grant date and 25% vesting on each anniversary thereafter, so long as the eligible optionholder continues to provide services to Hologic.

You should also keep in mind that, as discussed below, if you exchange eligible options for new options and you cease providing services to us before the shares subject to the new options vest, you will forfeit any unvested portion of your new options, even if the eligible options that you surrendered to receive the new options were vested at the time the eligible options were surrendered.

See Section 8 (“Source and Amount of Consideration; Terms of New Options”) for more information.

Q9. What happens to my new options if I cease to provide services to Hologic?

The new options will be treated in the same manner as the eligible options would have been treated when an employee ceases to provide continuous service to Hologic. Generally, if an eligible optionholder ceases to provide services to us, any new options held by such optionholder will not continue to vest and any unvested portion of the new options will be cancelled as of the eligible optionholder’s date of termination. Subject to certain exceptions, any vested, unexercised portion of the new options will generally be exercisable for 90 days after termination.

Nothing in this exchange offer should be construed to confer upon you the right to remain an employee of Hologic or one of our subsidiaries. The terms of your employment with us remain unchanged. We cannot guarantee or provide you with any assurance that you will not be subject to involuntary termination or that you will otherwise remain in our employ until the grant date for the new options or thereafter.

Q10. How many shares will I be able to acquire upon the exercise of my new options?

Your new options will represent the right to purchase fewer shares than the eligible options tendered for exchange. The number of shares represented by your new options will be determined using an exchange ratio designed to result in the fair value, for accounting purposes, of the new options at the time the new option is granted being approximately equal to the fair value of the eligible options tendered for exchange at the time immediately prior to the eligible option being cancelled. The exchange ratio used in the exchange offer will be calculated using the Cox-Ross-Rubinstein binomial option valuation model based upon the closing price of our common stock as quoted by NASDAQ as of the close of market on Friday, April 3, 2009 (unless the expiration date of the exchange offer is extended) and the valuation assumptions explained in Section 8 hereof. Section 8 hereof contains a table setting forth the exchange ratio to be used in the exchange offer at a range of closing prices of our common stock from $9.00 to $17.00.

Our Compensation Committee will retain the discretion to adjust the exchange ratio to reflect the market price of our common stock and any other appropriate adjustments to the assumptions underlying the calculation of the final exchange ratio that will determine the number of new options to be granted in exchange for eligible options. Any adjustments to the exchange ratio will be made with the intent of causing the offer to exchange to result in the issuance of new options having a fair value approximating the fair value of the eligible options surrendered, determined using the comparable valuation methodologies as were used to determine the illustrative exchange ratio set forth above.

The new options granted will be rounded to the nearest whole number on a grant-by-grant basis. Adjustments to any of the assumptions, such as a change in our stock price, risk free interest rates, expected life, forfeiture rates or the volatility of our stock, used to calculate the exchange ratio will result in a change to the number of new options that may be granted under this exchange offer.

Q11. When will my new options expire?

All new options will have the same expiration date, January 16, 2015, as the eligible options surrendered.

Q12. Must I participate in this exchange offer?

No. Participation in the exchange offer is completely voluntary. If you choose not to participate, you will keep all your options, including your eligible options, and will not receive any new options under the exchange offer. No changes will be made to the terms of your current options.

Q13. How should I decide whether or not to exchange my eligible options for new options?

We are providing information to assist you in making your own informed decision. You may seek your own outside legal counsel, accountant and/or financial advisor for further advice. No one from Hologic is, or will be, authorized to provide you with advice, recommendations or additional information in this regard.

Please also review the “Risk Factors” that appear after this Summary Term Sheet.

Q14. Why can’t you just grant eligible optionholders more options?

We designed the exchange offer to avoid the potential dilution in ownership to our stockholders that would result if we granted eligible employees additional options to supplement their out-of-the-money options. Granting more options would increase our overhang of outstanding stock options, which would not be viewed favorably by our stockholders. In addition, issuing new options without canceling any previously granted options would increase our operating expenses, as we would need to expense the estimated fair value for accounting purposes of both the new options and the previously granted options, which would decrease our reported earnings and which could negatively impact our stock price.

Q15. How do I find out how many eligible options I have and what their exercise prices are?

We will inform each eligible optionholder of the number of eligible options held by that optionholder. In addition, you can at any time confirm the number of eligible options that you have, their grant dates, remaining term, exercise prices, vesting schedule and other information by contacting David Brady, Senior Vice President, Human Resources at 35 Crosby Drive, Bedford, Massachusetts 01730, or by calling him at (781) 999-7418 or sending him an email at dbrady@hologic.com.

Q16. Can I exchange options that I have already exercised?

No. This exchange offer applies only to outstanding eligible options. An option that has been exercised is no longer outstanding and cannot be exchanged.

Q17. Do I have to exchange all of my eligible options?

No. Partial exchanges will be permitted. You will be able to elect to exchange as few or as many of your eligible options as you wish.

If you elect to exchange a portion but not all of your eligible options, any options that you do not elect to exchange will not be cancelled. Any options that you properly elect to exchange will not be affected by your decision to not exchange all of your eligible options.

Q18. What if I am on an authorized leave of absence on the date of this exchange offer or on the grant date of the new options?

Any eligible optionholders who are on an authorized leave of absence will be able to participate in this exchange offer. If you tender your eligible options and you are on an authorized leave of absence on the grant date of the new options, you will be entitled to receive new options on the grant date as long as all eligibility requirements are still met.

Q19. What if my employment with Hologic ends before the expiration date of the exchange offer?

If you have tendered eligible options under this exchange offer and you cease providing services to us for any reason, or if you receive or submit a notice of termination, before the exchange offer expires, you will no longer be eligible to participate in the exchange offer, and we will not accept your eligible options for cancellation. In that case, generally you may exercise your existing options for a limited time after your termination date to the extent they are vested and in accordance with their terms.

Nothing in this exchange offer should be construed to confer upon you the right to remain an employee of Hologic or one of our subsidiaries. The terms of your employment with us remain unchanged. We cannot guarantee or provide you with any assurance that you will not be subject to involuntary termination or that you will otherwise remain in our employ until the grant date for the new options or thereafter.

Q20. Will I owe taxes if I exchange my eligible options in this exchange offer?

We believe the exchange of eligible options should be treated as a non-taxable exchange and no income should be recognized for U.S. federal income tax purposes upon grant of the new options; however the tax consequences of the exchange offer are not entirely certain. The tax consequences for participating international employees may differ from the U.S. federal income tax consequences. International employees are encouraged to seek the advice of their own outside legal counsel, accountant and/or financial advisor for further advice regarding the consequences of participating in the exchange offer.

See Section 13 (“Material United States Tax Consequences”) for more information.

We advise all eligible optionholders who may consider exchanging their eligible options to meet with their own tax advisors with respect to the federal, state, local and foreign tax consequences of participating in this exchange offer.

Q21. What happens if, after the grant date of the new options, my new options end up being underwater again?

The exchange offer is a one-time opportunity and is not expected to be offered again in the future. We can provide no assurance as to the possible price of our common stock at any time in the future. We do not anticipate offering optionholders another opportunity to exchange underwater options for replacement options.

Q22. What happens to eligible options that I choose not to tender or that are not accepted for exchange in this exchange offer?

This exchange offer will have no effect on eligible options that you choose not to tender or on eligible options that are not accepted for exchange in this exchange offer.

Q23. If I tender eligible options in this exchange offer, am I giving up my rights to them?

Yes. When you tender your eligible options and we accept them for exchange, those eligible options will be cancelled and you will no longer have any rights to them.

Q24. How long do I have to decide whether to participate in this exchange offer?

This exchange offer expires at 5:00 p.m., Eastern Time, on April 5, 2009. No exceptions will be made to this deadline, unless we extend it. Although we do not currently intend to do so, we may, in our sole discretion, extend the expiration date of this exchange offer at any time. If we extend this exchange offer, we will publicly announce the extension and the new expiration date no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced expiration date. If the closing price per share of our common stock as quoted by NASDAQ as of the close of market on Friday, April 3, 2009, exceeds $17.00 per share or is less than $9.00 per share, the company will extend the expiration date of the offer and present additional detail regarding the potential exchange ratios and exercise prices based on stock prices in excess of $17.00 per share and below $9.00 per share.

See Section 14 (“Extension of Exchange Offer; Termination; Amendment”) for more information.

Q25. How do I tender my eligible options for exchange?

If you are an eligible optionholder on the date that you choose to tender your eligible options, you may tender your eligible options at any time before this exchange offer expires at 5:00 p.m., Eastern Time, on April 5, 2009.

To validly tender your eligible options, you must deliver a properly completed and signed Election Form and any other documents required by the Election Form to the attention of David Brady, Senior Vice President, Human Resources by hand, by interoffice mail, by facsimile to (781) 280-0669, by regular or overnight mail to Hologic, Inc., 35 Crosby Drive, Bedford, Massachusetts 01730, or by email (by PDF or similar imaged document file) to dbrady@hologic.com.

You do not need to return your stock option agreements relating to any tendered eligible options, as they will be automatically cancelled if we accept your eligible options for exchange.

Your eligible options will not be considered tendered until we receive a properly completed and signed Election Form. We must receive your properly completed and signed Election Form before 5:00 p.m., Eastern Time, on April 5, 2009. If you miss this deadline, you will not be permitted to participate in this exchange offer.

We will accept delivery of the signed Election Form only by hand, by interoffice mail, by facsimile, by regular or overnight mail or by email (by PDF or similar imaged document file). The method of delivery is at your own option and risk. You are responsible for making sure that the Election Form is delivered to the person indicated above. You must allow for delivery time based on the method of delivery that you choose to ensure that we receive your Election Form on time.

We reserve the right to reject any or all tenders of eligible options that we determine are not in appropriate form or that we determine would be unlawful to accept. Subject to our rights to extend, terminate and amend this exchange offer, we expect to accept all properly tendered options on April 5, 2009.

See Section 3 (“Procedures for Tendering Eligible Options”) for more information.

Q26. When and how can I withdraw previously tendered eligible options?

You may withdraw your tendered eligible options at any time before the exchange offer expires at 5:00 p.m., Eastern Time, on April 5, 2009. If we extend the exchange offer beyond that time, you may withdraw your tendered eligible options at any time until the extended expiration of the exchange offer.

To withdraw tendered eligible options, you must deliver to us a properly completed and signed Notice of Withdrawal with the required information while you still have the right to withdraw the tendered eligible options. The Notice of Withdrawal may be delivered by any of the means indicated for a valid tender as indicated in Question 25 above.

If you miss this deadline but remain an eligible optionholder, any previously tendered eligible options will be cancelled and exchanged pursuant to this exchange offer. You may change your mind as many times as you wish, but you will be bound by the last properly submitted Election Form or Notice of Withdrawal we receive before the expiration date and time.

The method of delivery is at your own option and risk. You are responsible for making sure that the Notice of Withdrawal is delivered to us. You must allow for delivery time based on the method of delivery that you choose to ensure that we receive your Notice of Withdrawal on time.

Once you have withdrawn eligible options, you may re-tender eligible options only by again following the procedures described for validly tendering options in this exchange offer as discussed in Question 25 above.

See Section 4 (“Withdrawal Rights”) for more information.

Q27. How will I know whether you have received my Election Form or my Notice of Withdrawal?

We will send you an email or other form of communication, as appropriate, to confirm receipt of your Election Form or Notice of Withdrawal shortly after we receive it. However, it is your responsibility to ensure that we receive your Election Form or Notice of Withdrawal, as applicable, prior to the expiration date of the exchange offer.

Q28. What will happen if I do not return my Election Form by the deadline?

If we do not receive your Election Form by the deadline, then all eligible options held by you will remain outstanding at their original exercise price and subject to their original terms. If you prefer not to tender any of your eligible options for exchange in this exchange offer, you do not need to do anything.

Q29. What if I have any questions regarding this exchange offer, or if I need additional copies of this exchange offer or any documents attached hereto or referred to herein?

You should direct questions about this exchange offer (including requests for additional or paper copies of this exchange offer and other exchange offer documents) to David Brady, our Senior Vice President, Human Resources at:

Hologic, Inc.

35 Crosby Drive

Bedford, Massachusetts 01730

Phone: (781) 999-7418

Facsimile: (781) 280-0669

Email: dbrady@hologic.com

RISK FACTORS

Participation in this exchange offer involves a number of potential risks and uncertainties, including those described below. You should consider, among other things, these risks and uncertainties before deciding whether or not to request that we exchange your eligible options in the manner described in this exchange offer.

Risks Related to This Exchange Offer

You will receive new options covering fewer shares than the eligible options that you tender for exchange under this exchange offer.

We have designed the exchange offer to make the issuance of the new options accounting expense neutral to Hologic, which means that the number of shares represented by new options will be determined using an exchange ratio designed to result in the fair value, for accounting purposes, of the new options at the time the new options are granted being approximately equal to the fair value of the eligible options tendered for exchange at the time immediately prior to the eligible options being cancelled. As a result, you will be issued new options that will represent the right to purchase fewer shares than the eligible options tendered for exchange. The exchange ratio used to determine the actual number of shares that you will have the right to purchase under the new options will be based upon the closing price of our common stock as quoted by NASDAQ as of the close of market on Friday, April 3, 2009 (unless the expiration date of the exchange offer is extended) and the valuation assumptions under the Cox-Ross-Rubenstein binomial option valuation model explained in Section 8 hereof, and thus you may not know the exact number of shares that you will have the right to purchase under the new options at the time that you tender your eligible options for exchange.

If the price of our common stock increased after the date on which your eligible options were cancelled, your cancelled options might have been worth more than the new options that you received in exchange for them.

Because you will receive new options covering fewer shares than the eligible options surrendered, it is possible that, at some point in the future, your exchanged eligible options would have been economically more valuable than the new options issued pursuant to this exchange offer. For example, assume, for illustrative purposes only, that you exchange eligible options for 10,000 shares with an exercise price of $33.31, that you receive a grant of 4,000 new options and the exercise price of the new options is $11.00 per share, and three years after the new grant date the price of our common stock increases to $60.00 per share. Under this example, if you had kept your exchanged eligible options and sold all 10,000 shares at $60.00 per share, you would have realized a pre-tax gain of $266,900, but if you exchanged your eligible options and sold the shares subject to the new options, you would have only realized a pre-tax gain of $196,000.

If you exchange eligible options for new options and you cease providing services to us before the shares represented by the new options vest, you will forfeit any unvested portion of your new options.

If you elect to participate in this exchange offer, new options issued to you will become exercisable over a period of four years, with 25% vesting on the first anniversary of the new grant date and 25% vesting on each anniversary thereafter, so long as you continue to provide services to Hologic. Generally, if you cease to provide services to us, your new options will cease to vest and any unvested portion of your new options will be cancelled as of the date you ceased to provide services. Accordingly, if you exchange eligible options for new options and you cease providing services to us before the shares represented by the new options vest, you will forfeit any unvested portion of your new options even if the shares represented by the eligible options were vested at the time the eligible options were tendered for exchange.

Nothing in this exchange offer should be construed to confer upon you the right to remain an employee of Hologic or one of our subsidiaries. The terms of your employment with us remain unchanged. We cannot guarantee or provide you with any assurance that you will not be subject to involuntary termination or that you will otherwise remain in our employ until the grant date for the new options or thereafter.

If you are subject to foreign tax laws, even if you are a resident of the United States, there may be tax consequences for participating in this exchange offer.

If you are subject to the tax laws of another country, even if you are a resident of the United States, you should be aware that there may be tax and other consequences that may apply to you. You should be certain to consult your own tax advisors to discuss these consequences.

Risks Related to Our Business and Common Stock

You should carefully review the risk factors contained in our Annual Report on Form 10-K for the fiscal year ended September 27, 2008 and our Quarterly Report on Form 10-Q for the quarter ended December 27, 2008 and also the other information provided in this exchange offer and the other materials that we have filed with the Securities and Exchange Commission, or SEC, before making a decision on whether or not to tender your eligible options. You may access these filings electronically at the SEC’s Internet site at http://www.sec.gov. In addition, we will provide without charge to you, upon your written or oral request, a copy of any or all of the documents to which we have referred you. See Section 16 (“Additional Information”) for more information regarding reports we file with the SEC and how to obtain copies of or otherwise review these reports.

THE EXCHANGE OFFER

Section 1. Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer.

Upon the terms and subject to the conditions of this exchange offer, we are making an offer to eligible optionholders to exchange some or all of their eligible options that are properly tendered in accordance with Section 3 (“Procedures for Tendering Eligible Options”) and not validly withdrawn pursuant to Section 4 (“Withdrawal Rights”) before the expiration date of this exchange offer for new options with an exercise price per share equal to 110% of the closing sale price of our common stock as quoted by NASDAQ as of the close of market on Friday, April 3, 2009 (unless the expiration date is extended).

“Eligible options” are Hologic Stock Options issued on January 16, 2008 at an exercise price per share of $33.31 under our Second Amended and Restated 1999 Equity Incentive Plan.

An “eligible optionholder” is a person who:

•	Is not a member of the board of directors of Hologic;

•	Is not a “named executive officer” (as defined in Item 402(a) of Regulation S-K and as indicated on Schedule A attached hereto);

•	Is employed by Hologic or one of our subsidiaries on the date this exchange offer commences; and

•	Continues to be an employee of Hologic or one of our subsidiaries and has not submitted or received a notice of termination on or prior to, the date the new options are granted.

You will not be eligible to tender eligible options or receive new options if you cease to be an eligible optionholder for any reason prior to the grant date of the new options, including retirement, disability or death. An employee who is on an authorized leave of absence and is otherwise an eligible optionholder on such date will be eligible to tender eligible options in this exchange offer. If you tender your eligible options and they are accepted and cancelled in this exchange offer and you are on an authorized leave of absence on the new option grant date, you will be entitled to receive new options on that date as long as you are otherwise eligible to participate in Hologic’s 2008 Equity Incentive Plan. Leave is considered “authorized” if it was approved in accordance with our policies.

“New options” will have substantially the same terms and conditions as the eligible options you surrendered except that:

•

Your new options will represent the right to purchase fewer shares than the eligible options tendered for exchange. The number of shares represented by your new options will be determined using an exchange ratio designed to result in the fair value, for accounting purposes, of the new options at the time the new option is granted being approximately equal to the fair value of the eligible options tendered for exchange at the time immediately prior to the eligible options being cancelled. The exchange ratio used in the exchange offer will be calculated using the Cox-Ross-Rubinstein binomial option valuation model and will be based upon the closing price of our common stock as quoted by NASDAQ as of the close of market on Friday, April 3, 2009 (unless the expiration date of the exchange offer is extended) and the valuation assumptions explained in Section 8 hereof. Section 8 hereof contains a table setting forth the exchange ratio to be used in the exchange offer at a range of closing prices of our common stock from $9.00 to $17.00.

•

The exercise price per share for your new options will be equal to 110% of the closing sale price of our common stock as quoted by NASDAQ as of the close of market on Friday, April 3, 2009 (unless the expiration date is extended).

•

Each new option will become exercisable over a period of four years, with 25% vesting on the first anniversary of the new option grant date and 25% vesting on each anniversary thereafter, so long as the eligible optionholder continues to provide services to Hologic. Because we expect to grant the new options on the same day that the exchange offer expires, the new option grant date should be the same as the expiration date of the exchange offer. If the expiration date is extended, then the new option grant date will be similarly extended.

•	Each new option will be granted pursuant to and governed according to the terms of our 2008 Equity Incentive Plan, a copy of which is attached as an exhibit to this offer.

Each new option will be a nonstatutory stock option. See Section 13 (“Material United States Tax Consequences”) for more information about nonstatutory stock options.

This exchange offer is scheduled to expire at 5:00 p.m., Eastern Time, on April 5, 2009, referred to as the expiration date of the exchange offer, unless and until we, in our sole discretion, extend the expiration date of the exchange offer. See Section 14 (“Extension of Exchange Offer; Termination; Amendment”) for a description of our rights to extend, terminate and amend this exchange offer.

If the closing price per share of our common stock as quoted by NASDAQ as of the close of market on Friday, April 3, 2009, exceeds $17.00 per share or is less than $9.00 per share, the company will extend the expiration date of the offer and present additional detail regarding the potential exchange ratios and exercise prices based on stock prices in excess of $17.00 per share and below $9.00 per share.

WE DO NOT MAKE ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER YOUR ELIGIBLE OPTIONS, NOR HAVE WE AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. YOU SHOULD EVALUATE CAREFULLY ALL OF THE INFORMATION IN THIS EXCHANGE OFFER AND CONSULT YOUR OWN FINANCIAL AND TAX ADVISORS. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR ELIGIBLE OPTIONS FOR EXCHANGE.

NOTHING IN THIS EXCHANGE OFFER SHOULD BE CONSTRUED TO CONFER UPON YOU THE RIGHT TO REMAIN AN EMPLOYEE OF HOLOGIC OR ONE OF OUR SUBSIDIARIES. THE TERMS OF YOUR EMPLOYMENT WITH US REMAIN UNCHANGED. WE CANNOT GUARANTEE OR PROVIDE YOU WITH ANY ASSURANCE THAT YOU WILL NOT BE SUBJECT TO INVOLUNTARY TERMINATION OR THAT YOU WILL OTHERWISE REMAIN IN OUR EMPLOY UNTIL THE GRANT DATE FOR THE NEW OPTIONS OR THEREAFTER.

IF YOU EXCHANGE ELIGIBLE OPTIONS FOR NEW OPTIONS AND YOU CEASE PROVIDING SERVICES TO US BEFORE THE NEW OPTIONS VEST, YOU WILL FORFEIT ANY UNVESTED PORTION OF YOUR NEW OPTIONS, EVEN IF THE ELIGIBLE OPTIONS THAT YOU SURRENDERED TO RECEIVE THE NEW OPTIONS WERE VESTED AT THE TIME THE ELIGIBLE OPTIONS WERE SURRENDERED.

Section 2. Purpose of This Exchange Offer.

We believe that an effective and competitive employee incentive program is imperative for the future growth and success of our business. We rely on highly skilled and educated technical and managerial employees to implement our strategic initiatives, develop our business and satisfy customer needs. Competition for these types of employees is intense, and many companies use stock options as a means of attracting, motivating and retaining their best employees. Historically, Hologic’s compensation philosophy has been focused on attracting, retaining and motivating employees using an appropriate mix and various levels of cash and short-term and long-term equity compensation. Our use of stock options as a meaningful component of long-term equity compensation was effectively curtailed in fiscal year 2006 when we were required to adopt Statement of Financial Accounting Standards No. 123(R) requiring the expensing of stock options granted to employees based upon a determination of the fair value of any options granted as of the date of their grant. Following the consummation of our transformational business combination transaction with Cytyc Corporation in October 2007, which more than doubled the size of the company, we returned to the use of stock options as a significant component of long-term equity compensation to aid in the motivation and retention of key employees. This decision was intended to help us achieve our post-business combination objectives and to provide long-term incentives that further aligned the interests of our employees with those of our stockholders. To that end, we made substantial equity grants, including the eligible options, in January 2008 to our employees consisting of an annual award for fiscal year 2008 and a one-time “sign-on” award.

The decline in our stock price since the eligible options were awarded has posed a major challenge to our goal of motivating and retaining key employees who joined the company following our business combination transaction with Cytyc as well as our own employees upon whom the company and stockholders rely to help move the company forward in these challenging economic times. On March 6, 2009 the closing price of our common stock as quoted by NASDAQ was $9.70. The trading price of our common stock has not exceeded the $33.31 per share exercise price of the eligible options since February 5, 2008. As a result, we believe that the eligible options are no longer capable of serving the dual purposes for which they were granted, namely insuring the motivation and retention of key employees following our business combination transaction with Cytyc and providing long-term incentives for future performance.

The exchange offer has been designed to reinstate, as of a current date, the motivational and retention value of the eligible options while balancing the interests of optionees and stockholders. The program will offer eligible optionholders an opportunity to exchange their eligible options for new options at a per share exercise price equal to 110% of the closing sales price of our common stock as quoted by NASDAQ as of the close of market on Friday, April 3, 2009 (unless the expiration date is extended). As of March 9, 2009, approximately 35 eligible optionholders, holding eligible options representing approximately 674,000 options in the aggregate were eligible to participate in exchange offer.

As of March 6, 2009, all 674,000 of these shares of outstanding eligible stock options were “underwater,” meaning that the exercise price of the outstanding stock option was less than the closing market price for our stock on March 6, 2009. Although we continue to believe that stock options are an important component of our employees’ total compensation, many of our employees view their existing options as having little or no value due to the difference between the exercise prices and the current market price of our common stock. As a result, for many employees, these options are ineffective at providing the incentives and retention value that our board believes are necessary to motivate our employees to achieve our post-business combination objectives. In addition to providing key incentives to our employees, this exchange offer is also designed to benefit our stockholders by reducing the overhang from outstanding stock options and by providing us better retention tools for our key contributors due to the extended vesting terms of the new options. For example, assuming, for purposes of illustration, full participation in this exchange offer, a hypothetical market price of $10.00 per share, an exercise price of the new options of $11.00 per share and exchange ratio that results in the fair value, for accounting purposes, of the new options being approximately equal to the fair value of the eligible options surrendered based on valuation assumptions made as of the day the new options are granted, we would benefit from a reduction in our overhang of outstanding stock options of approximately 436,288 shares. The actual reduction in the overhang of our outstanding stock options that could result from this exchange offer could vary significantly and is dependent upon a number of factors, including the actual level of participation in the exchange offer.

We have carefully designed this exchange offer in order to incorporate certain market “best practices” so as to address what we consider to be the key concerns of our stockholders. These include the following:

•	The company’s named executive officers and directors will not be eligible to exchange options pursuant to this offer.

•

New options will have an exercise price equal to 110% of the closing sale price of our common stock as quoted by NASDAQ as of the close of market on Friday, April 3, 2009 (unless the expiration date is extended), and as a result will be “out-of-the-money” options on the date granted.

•	The exchange of eligible options will reduce the overall number of shares underlying outstanding options or “overhang.”

•	Only approximately 674,000 options granted in January 2008 will be eligible options.

•

The exchange ratio used to calculate the number of new options to be issued upon the exchange of eligible options will be determined with the intention that each new stock option will have a value that is intended to approximate the value (established in accordance with a generally accepted option valuation method) of the exchanged options.

•	The expiration date of the new options will be identical to the expiration date of the eligible options.

•

New options will be re-vested upon exchange, so that no portion of a new option will vest until the first anniversary of the exchange, with 25% vesting on such anniversary and an additional 25% vesting on each anniversary thereafter.

•

Participation in the option exchange will be entirely at the election of eligible optionholders; any eligible optionholder who chooses not to participate will continue to hold his or her current stock options.

•	The exchange of eligible options for new options will be a non-taxable event for the company for U.S. Federal income tax purposes.

•

The value-for-value exchange element of the option exchange offer is intended to avoid causing the company to recognize any additional compensation expense in connection with the issuance of the new options or the cancellation of the eligible options.

WE DO NOT MAKE ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER YOUR ELIGIBLE OPTIONS, NOR HAVE WE AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. YOU SHOULD EVALUATE CAREFULLY ALL OF THE INFORMATION IN THIS EXCHANGE OFFER AND CONSULT YOUR OWN FINANCIAL AND TAX ADVISORS. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR ELIGIBLE OPTIONS FOR EXCHANGE.

Section 3. Procedures For Tendering Eligible Options.

If you are an eligible optionholder, you may tender your eligible options at any time before the expiration date of the exchange offer. The expiration date of the exchange offer is currently scheduled for 5:00 p.m., Eastern Time, on April 5, 2009. If we extend this exchange offer beyond that time, you may tender your eligible options at any time until the extended expiration date of the exchange offer.

You will be able to elect to exchange as few or as many of your eligible options as you wish. If you elect to exchange a portion but not all of your eligible options, any options that you do not elect to exchange will not be cancelled. Any options that you properly elect to exchange will not be affected by your decision to not exchange all of your eligible options.

Proper Tender of Eligible Options. To validly tender your eligible options pursuant to this exchange offer you must remain an eligible optionholder and must not have received nor given a notice of termination prior to the expiration date of the exchange offer.

If you wish to tender any or all of your eligible options for exchange, you must properly complete and sign the accompanying Election Form and deliver the properly completed and signed documents to us so that we receive them before 5:00 p.m., Eastern Time, on April 5, 2009 (or such later date as may apply if this exchange offer is extended), by one of the following means:

By Mail or Courier
Hologic, Inc.
35 Crosby Drive
Bedford, Massachusetts 01730
Attention: David Brady, Senior Vice President, Human Resources
Phone: (781) 999-7418

By Facsimile
Hologic, Inc.
Attention: David Brady, Senior Vice President, Human Resources
Facsimile: (781) 280-0669

By Hand or Interoffice Mail
Attention: David Brady, Senior Vice President, Human Resources

By Email (By PDF or similar imaged document file)
dbrady@hologic.com

Except as described in the following sentence, the Election Form must be signed by the eligible optionholder who tendered the eligible options exactly as the eligible optionholder’s name appears on the stock option agreement relating to the eligible options. If the signature is by an attorney-in-fact or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in such capacity must be identified on the Election Form. You do not need to return your stock option agreements relating to any tendered eligible options, as they will be automatically cancelled if we accept your eligible options for exchange.

Your eligible options will not be considered tendered until we receive the properly completed and signed Election Form. We must receive your properly completed and signed Election Form before 5:00 p.m., Eastern Time, on April 5, 2009. If you miss this deadline or submit an Election Form that is not properly completed as of the deadline, you will not be permitted to participate in this exchange offer. We will accept delivery of the signed Election Form only by hand, by interoffice mail, by facsimile, by regular or overnight mail or by email (by PDF or similar imaged document file). The method of delivery is at your own option and risk. You are responsible for making sure that the Election Form is delivered to the person indicated above. You must allow for delivery time based on the method of delivery that you choose to ensure that we receive your Election Form before 5:00 p.m., Eastern Time, on April 5, 2009.

Determination of Validity; Rejection of Eligible Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine the number of shares subject to eligible options and all questions as to form of documents and the validity, form, eligibility, time of receipt and acceptance of any tender of eligible options. Neither Hologic nor any other person is obligated to give notice of any defects or irregularities in tenders. No tender of eligible options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering eligible optionholder or waived by us. Subject to any order or decision by a court or arbitrator of competent jurisdiction, our determination of these matters will be final and binding on all parties. This is a one-time offer, and we will strictly enforce this offer period, subject only to any extension of the expiration date of the exchange offer that we may grant in our sole discretion. Subject to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, we also reserve the right to waive any of the conditions of this exchange offer or any defect or irregularity in any tender with respect to any particular eligible options or any particular eligible optionholder.

Our Acceptance Constitutes an Agreement. Your tender of eligible options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of this exchange offer and will be controlling, absolute and final, subject to your withdrawal rights under Section 4 (“Withdrawal Rights”) and our acceptance of your tendered eligible options in accordance with Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”). Our acceptance for exchange of eligible options tendered by you pursuant to this exchange offer will constitute a binding agreement between Hologic and you upon the terms and subject to the conditions of this exchange offer.

Subject to our rights to terminate and amend this exchange offer in accordance with Section 6 (“Conditions of This Exchange Offer”), we expect to accept and cancel on the day the exchange offer expires all properly tendered eligible options that have not been validly withdrawn, and we also expect to grant the new options on the same day. You will be required to enter into a stock option agreement governing the terms of each new stock option grant issued to you, which we will distribute promptly following the expiration date of the exchange offer. If the expiration date of the exchange offer is extended, then the cancellation date and the new option grant date would be similarly extended.

Section 4. Withdrawal Rights.

If you elect to accept this exchange offer as to some or all of your eligible options and later change your mind, you may withdraw your tendered options, and reject this exchange offer, by following the procedure described in this Section 4. If you elect to withdraw previously tendered eligible options, you must reject this exchange offer with respect to the eligible options you elect to withdraw, but need not reject any other eligible options that you still desire to exchange.

You may withdraw tendered options at any time before 5:00 p.m., Eastern Time, on April 5, 2009. If we extend this exchange offer beyond that time, you may withdraw tendered options at any time until the extended expiration of this exchange offer. We intend to accept properly tendered eligible options on the day the exchange offer expires, which is scheduled to be April 5, 2009.

In accordance with Rule 13e-4(f)(2)(ii) of the Exchange Act, if we have not completed the option exchange prior to the 40th day following the commencement of the exchange offer, you may thereafter withdraw tendered options at any time prior to the expiration date of the offer by completing a Notice of Withdrawal and returning it prior to the expiration date of the offer.

To validly withdraw tendered eligible options, you must deliver to us (using one of the same delivery methods described in Section 3) a properly completed and signed Notice of Withdrawal while you still have the right to withdraw the tendered options. Your tendered eligible options will not be considered withdrawn until we receive your properly completed and signed Notice of Withdrawal. If you miss the deadline but remain an eligible optionholder of Hologic or one of our subsidiaries, any previously tendered eligible options will be cancelled and exchanged pursuant to this exchange offer. The method of delivery is at your own option and risk. You are responsible for making sure that the Notice of Withdrawal is delivered to the person indicated in Section 3 above. You must allow for delivery time based on the method of delivery that you choose to ensure that we receive your Notice of Withdrawal on time.

The Notice of Withdrawal must specify the eligible options to be withdrawn. Except as described in the following sentence, the Notice of Withdrawal must be signed by the eligible optionholder who tendered the eligible options to be withdrawn exactly as such eligible optionholder’s name appears on the Election Form previously submitted. If the signature is by an attorney-in-fact or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in such capacity must be identified on the Notice of Withdrawal. We have filed a form of the Notice of Withdrawal as an exhibit to the Tender Offer Statement on Schedule TO that we filed on March 9, 2009, which we refer to as the Schedule TO, with the SEC and filed an amended Notice of Withdrawal as an exhibit to Amendment No. 1 to the Tender Offer Statement on Schedule TO that we filed on March 26, 2009. We will deliver a copy of the Notice of Withdrawal to all option holders that validly elect to participate in this exchange offer.

You may not rescind any withdrawal, and any eligible options you withdraw will thereafter be deemed not properly tendered for purposes of this exchange offer, unless you properly re-tender those eligible options before the expiration date of the exchange offer by following the procedures described in Section 3 of this exchange offer.

Neither we nor any other person is obligated to give notice of any defects or irregularities in any Notice of Withdrawal, nor will anyone incur any liability for failing to give notice of any defects or irregularities. We will determine all questions as to the form and validity, including time of receipt, of Notices of Withdrawal. Subject to any order or decision by a court or arbitrator of competent jurisdiction, our determinations of these matters will be final and binding.

Section 5. Acceptance of Eligible Options For Exchange; Issuance of New Options.

Upon the terms and subject to the conditions of this exchange offer, we expect to accept for exchange all eligible options properly tendered and not validly withdrawn on the expiration date of the exchange offer, which is currently scheduled to expire at 5:00 p.m., Eastern Time, on April 5, 2009. Once we have accepted eligible options tendered by you, the eligible options you tendered will be cancelled and you will no longer have any rights under the tendered eligible options. We expect to issue the new options on the expiration date of the exchange offer. We will issue stock option agreements for the new options promptly after we issue the new options. If this exchange offer is extended, then the date we issue new options will be similarly extended.

Promptly after we cancel eligible options tendered for exchange, we will send each tendering eligible option holder a “confirmation letter” indicating the eligible options that we have accepted for exchange, the date of acceptance, the date of the new options to be issued, and the number of shares underlying such new options that were issued to each tendering option holder. We filed a form of this letter with the SEC as an exhibit to the Schedule TO.

If you have tendered eligible options under this exchange offer and your employment terminates for any reason, or if you receive or submit a notice of termination, before the exchange offer expires, you will no longer be eligible to participate in the exchange offer, and we will not accept your eligible options for cancellation. In that case, generally you may exercise your existing options for a limited time after your termination date to the extent they are vested and in accordance with their terms.

Section 6. Conditions of This Exchange Offer.

Notwithstanding any other provision of this exchange offer, we will not be required to accept any eligible options tendered for exchange, and we may terminate or amend this exchange offer, in each case subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after the date hereof and prior to the expiration date of the exchange offer, any of the following events has occurred, or has been determined by us, in our reasonable judgment, to have occurred:

•	there shall have been threatened or instituted any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the exchange offer, the cancellation of some or all of the eligible options tendered for exchange, the issuance of new options or otherwise relates in any manner to the exchange offer or that, in our reasonable judgment, could materially affect our business, condition (financial or other), assets, income, operations, prospects or stock ownership;

•

there shall have been threatened, instituted or taken, any action, or any approval, exemption or consent shall have been withheld, or any statute, rule, regulation, judgment, order or injunction shall have been proposed, sought, promulgated, enacted, entered, amended, interpreted, enforced or deemed to be applicable to the exchange offer or us, by or from any court or any regulatory or administrative authority, agency or tribunal that, in our reasonable judgment, would directly or indirectly:

•

make it illegal for us to accept some or all of the tendered eligible options for exchange, or to issue some or all of the new options, or otherwise restrict or prohibit consummation of this exchange offer or otherwise relate in any manner to this exchange offer;

•	delay or restrict our ability, or render us unable, to accept the tendered eligible options for exchange or to grant new options for some or all of the tendered eligible options; or

•	impair the contemplated benefits of the exchange offer to us;

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or automated quotation system or in the over-the-counter market;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•

the commencement or escalation of a war or other national or international calamity directly or indirectly involving the United States, which could reasonably be expected to affect materially or adversely, or to delay materially, the completion of the exchange offer;

•

a tender or exchange offer (other than this exchange offer) with respect to some or all of our capital stock, or a merger or acquisition proposal for us, shall have been proposed, announced or publicly disclosed or we shall have learned that:

•

any person, entity or “group” within the meaning of Section 13(d)(3) of the Exchange Act has acquired more than 5% of our outstanding common stock, other than a person, entity or group which had publicly disclosed such ownership with the SEC prior to the date of commencement of the offer,

•	any such person, entity or group which had publicly disclosed such ownership prior to such date has acquired additional common stock constituting more than 1% of our outstanding shares, or

•

any new group has been formed that beneficially owns more than 5% of our outstanding common stock that in our judgment in any such case, and regardless of the circumstances, makes it inadvisable to proceed with the offer or with such acceptance for exchange of eligible options;

•

any change, development, clarification or position taken in generally accepted accounting principles that could or would require us to record for financial reporting purposes compensation expense against our earnings in connection with the offer, other than as contemplated as of the commencement date of this offer (as described in Section 11 of this exchange offer);

•	a material loss or interference with our business or properties from fire, explosion, earthquake, flood or other casualty, whether or not covered by insurance, or from any labor dispute;

•	a substantial decline or increase in our stock price or significant volatility in the market price of our stock that would impair the contemplated benefits of the exchange offer to us;

•

any of the situations described above existed at the time of commencement of the offer and that situation, in our reasonable judgment, deteriorates materially after commencement of the exchange offer; or

•

any other change or changes occur in our business, condition (financial or other), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be material to us.

The conditions to this exchange offer are for our benefit. We may assert them prior to the expiration date of the exchange offer regardless of the circumstances giving rise to them (other than circumstances caused by our action or inaction). We may waive the conditions, in whole or in part, at any time and from time to time prior to the expiration date of the exchange offer, whether or not we waive any other condition to this exchange offer. Subject to any order or decision by a court or arbitrator of competent jurisdiction, any determination we make concerning the events described in this Section 6 will be final and binding upon all persons.

Section 7. Price Range of Our Common Stock.

The eligible options give eligible optionholders the right to acquire shares of our common stock. None of the eligible options are traded on any trading market. Our common stock is listed on the NASDAQ Global Select Market under the symbol “HOLX.”

The following table sets forth on a per share basis the high and low sales prices for our common stock quoted by NASDAQ during the periods indicated.

Fiscal Year Ended September 26, 2009	High	Low
First quarter	$19.95	$10.54
Second quarter (December 28, 2008-March 25, 2009)	$14.52	$9.31

Fiscal Year Ended September 27, 2008	High	Low
First quarter	$35.79	$29.40
Second quarter	$36.44	$25.73
Third quarter	$30.99	$20.15
Fourth quarter	$24.22	$17.83

Fiscal Year Ended September 29, 2007	High	Low
First quarter	$26.17	$20.97
Second quarter	$30.12	$22.94
Third quarter	$31.59	$25.48
Fourth quarter	$31.27	$23.76

As of March 5, 2009, the number of stockholders of record of our common stock was 1,555 and the number of outstanding shares of our common stock was 256,545,410. On March 25, 2009, the closing price for our common stock as quoted by NASDAQ was $13.33 per share. We recommend that you obtain current market quotations for our common stock, among other factors, before deciding whether or not to tender your eligible options.

Section 8. Source and Amount of Consideration; Terms of New Options.

Consideration. Subject to the terms of this exchange offer, eligible options issued under our Second Amended and Restated 1999 Equity Incentive Plan as amended to date, will be exchanged for new options issued under our 2008 Equity Incentive Plan. As of March 9, 2009, there were 674,000 outstanding eligible options (to purchase an aggregate of 674,000 shares of our common stock) all with an exercise price of $33.31 per share, all of which were issued under our Second Amended and Restated 1999 Equity Incentive Plan.

The maximum number of shares subject to new options that may be issued under this exchange offer depends upon the closing price for our common stock as quoted by NASDAQ as of the close of market on Friday, April 3, 2009 (unless the expiration date is extended).

The table below sets forth the exchange ratios to be used in the exchange offer at a range of closing prices of our common stock from $9.00 to $17.00. The table also shows the exercise price per share that will be applicable to each new option based on this range of closing prices and the total number of new options to be issued assuming the exchange of all outstanding eligible options. If the closing price per share of our common stock as quoted by NASDAQ as of the close of market on Friday, April 3, 2009, exceeds $17.00 per share or is less than $9.00 per share, the company will extend the expiration date of the offer and present additional detail regarding the potential exchange ratios and exercise prices based on stock prices in excess of $17.00 per share and below $9.00 per share.

For the purposes of calculating the exchange ratios below we used the following factors:

•	An original exercise price for each Eligible Option of $33.31;

•	The assumed value of one share of our common stock as shown on the table;

•	An exercise price for each new option of 110% of the per share assumed value as shown on the table;

•	An expected volatility of our common stock of 48.74%;

•	An expected option life of between 4.18 and 4.84 years;

•	Risk free rate of between 1.65% and 1.82%; and

•	No expected dividends.

Market Value	Exercise Price	Exchange Ratio	Total Options to Be Issued Upon Exchange*	Market Value	Exercise Price	Exchange Ratio	Total Options to Be Issued Upon Exchange*
$9.00	$9.90	3.23 to 1	208,949	$13.10	$14.41	2.05 to 1	328,401
$9.10	$10.01	3.18 to 1	212,161	$13.20	$14.52	2.03 to 1	331,358
$9.20	$10.12	3.13 to 1	215,371	$13.30	$14.63	2.02 to 1	334,307
$9.30	$10.23	3.08 to 1	218,579	$13.40	$14.74	2.03 to 1	332,790
$9.40	$10.34	3.04 to 1	221,783	$13.50	$14.85	2.01 to 1	335,715
$9.50	$10.45	3.00 to 1	224,984	$13.60	$14.96	1.99 to 1	338,633
$9.60	$10.56	2.95 to 1	228,181	$13.70	$15.07	1.97 to 1	341,544
$9.70	$10.67	2.91 to 1	231,375	$13.80	$15.18	1.96 to 1	344,447
$9.80	$10.78	2.87 to 1	234,565	$13.90	$15.29	1.94 to 1	347,344
$9.90	$10.89	2.83 to 1	237,750	$14.00	$15.40	1.92 to 1	350,232
$10.00	$11.00	2.84 to 1	237,712	$14.10	$15.51	1.91 to 1	353,114
$10.10	$11.11	2.80 to 1	240,873	$14.20	$15.62	1.89 to 1	355,988
$10.20	$11.22	2.76 to 1	244,029	$14.30	$15.73	1.88 to 1	358,855
$10.30	$11.33	2.73 to 1	247,180	$14.40	$15.84	1.86 to 1	361,714
$10.40	$11.44	2.69 to 1	250,327	$14.50	$15.95	1.85 to 1	364,566
$10.50	$11.55	2.66 to 1	253,469	$14.60	$16.06	1.83 to 1	367,410
$10.60	$11.66	2.63 to 1	256,606	$14.70	$16.17	1.82 to 1	370,247
$10.70	$11.77	2.59 to 1	259,738	$14.80	$16.28	1.81 to 1	373,076
$10.80	$11.88	2.56 to 1	262,865	$14.90	$16.39	1.79 to 1	375,898
$10.90	$11.99	2.53 to 1	265,986	$15.00	$16.50	1.80 to 1	374,125
$11.00	$12.10	2.50 to 1	269,101	$15.10	$16.61	1.79 to 1	376,925
$11.10	$12.21	2.48 to 1	272,211	$15.20	$16.72	1.77 to 1	379,718
$11.20	$12.32	2.45 to 1	275,315	$15.30	$16.83	1.76 to 1	382,504
$11.30	$12.43	2.42 to 1	278,413	$15.40	$16.94	1.75 to 1	385,282
$11.40	$12.54	2.39 to 1	281,505	$15.50	$17.05	1.74 to 1	388,052
$11.50	$12.65	2.37 to 1	284,590	$15.60	$17.16	1.72 to 1	390,815
$11.60	$12.76	2.34 to 1	287,670	$15.70	$17.27	1.71 to 1	393,571
$11.70	$12.87	2.35 to 1	286,284	$15.80	$17.38	1.70 to 1	396,318
$11.80	$12.98	2.33 to 1	289,335	$15.90	$17.49	1.69 to 1	399,059
$11.90	$13.09	2.31 to 1	292,380	$16.00	$17.60	1.68 to 1	401,791
$12.00	$13.20	2.28 to 1	295,419	$16.10	$17.71	1.67 to 1	404,516
$12.10	$13.31	2.26 to 1	298,451	$16.20	$17.82	1.66 to 1	407,234
$12.20	$13.42	2.24 to 1	301,477	$16.30	$17.93	1.64 to 1	409,944
$12.30	$13.53	2.21 to 1	304,496	$16.40	$18.04	1.63 to 1	412,646
$12.40	$13.64	2.19 to 1	307,508	$16.50	$18.15	1.62 to 1	415,341
$12.50	$13.75	2.17 to 1	310,514	$16.60	$18.26	1.61 to 1	418,028
$12.60	$13.86	2.15 to 1	313,512	$16.70	$18.37	1.62 to 1	416,034
$12.70	$13.97	2.13 to 1	316,504	$16.80	$18.48	1.61 to 1	418,702
$12.80	$14.08	2.11 to 1	319,489	$16.90	$18.59	1.60 to 1	421,364
$12.90	$14.19	2.09 to 1	322,467	$17.00	$18.70	1.59 to 1	424,017
$13.00	$14.30	2.07 to 1	325,438

*	Assumes the exchange of all eligible options at the applicable exchange ratio.

We then calculated the exchange ratios set forth above based on the Cox-Ross-Rubinstein binomial valuation model as applied to the value of each eligible option as compared to the value of each new option to be issued in the exchange.

Our Compensation Committee will retain the discretion to adjust the exchange ratio to reflect the market price of our common stock and any other appropriate adjustments to the assumptions underlying the calculation of the final exchange ratio that will determine the number of new options to be granted in exchange for eligible options. Any adjustments to the exchange ratio will be made with the intent of causing the offer to exchange to result in the issuance of new options having a fair value approximating the fair value of the eligible options surrendered, determined using the comparable valuation methodologies as were used to determine the exchange ratios set forth above.

Terms of New Options. New options will have substantially the same terms and conditions as the eligible options you surrendered, except that:

•

Your new options will represent the right to purchase fewer shares than the eligible options tendered for exchange. The number of shares represented by your new options will be determined using an exchange ratio designed to result in the fair value, for accounting purposes, of the new options at the time the new option is granted being approximately equal to the fair value of the eligible options tendered for exchange at the time immediately prior to the eligible options being cancelled. The exchange ratio used in the exchange offer will be calculated using the Cox-Ross-Rubinstein binomial option valuation model and based upon the closing price of our common stock as quoted by NASDAQ as of the close of market on Friday, April 3, 2009 (unless the expiration date of the exchange offer is extended) and the valuation assumptions explained above.

•

The exercise price per share for your new options will be equal to 110% of the closing sale price of our common stock as quoted by NASDAQ as of the close of market on Friday, April 3, 2009 (unless the expiration date is extended).

•

Each new option will become exercisable over a period of four years, with 25% vesting on the first anniversary of the new option grant date and 25% vesting on each anniversary thereafter, so long as the eligible optionholder continues to provide services to Hologic. Because we expect to grant the new options on the same day that the exchange offer expires, the new option grant date should be the same as the expiration date of the exchange offer. If the expiration date is extended, then the new option grant date will be similarly extended.

•	Each new option will be granted pursuant to and governed according to the terms of the 2008 Equity Incentive Plan, a copy of which is attached as an exhibit to this offer.

The terms and conditions of your eligible options are set forth in the option agreements under which they were granted and the Second Amended and Restated 1999 Equity Incentive Plan, as amended to date.

NOTHING IN THIS EXCHANGE OFFER SHOULD BE CONSTRUED TO CONFER UPON YOU THE RIGHT TO REMAIN AN EMPLOYEE OF HOLOGIC OR ONE OF OUR SUBSIDIARIES. THE TERMS OF YOUR EMPLOYMENT WITH US REMAIN UNCHANGED. WE CANNOT GUARANTEE OR PROVIDE YOU WITH ANY ASSURANCE THAT YOU WILL NOT BE SUBJECT TO INVOLUNTARY TERMINATION OR THAT YOU WILL OTHERWISE REMAIN IN OUR EMPLOY UNTIL THE GRANT DATE FOR THE NEW OPTIONS OR THEREAFTER.

IF YOU EXCHANGE ELIGIBLE OPTIONS FOR NEW OPTIONS AND YOU CEASE PROVIDING SERVICES TO US BEFORE THE NEW OPTIONS VEST, YOU WILL FORFEIT ANY UNVESTED PORTION OF YOUR NEW OPTIONS.

Section 9. Information Concerning Us; Financial Information.

Information Concerning Us. Hologic is a leading developer, manufacturer and supplier of premium diagnostics products, medical imaging systems and surgical products dedicated to serving the healthcare needs of women. Hologic’s core business units are focused on breast health, diagnostics, GYN surgical, and skeletal health. Hologic provides a comprehensive suite of technologies with products for mammography and breast biopsy, radiation treatment for early-stage breast cancer, cervical cancer screening, treatment for menorrhagia, osteoporosis assessment, preterm birth risk assessment, mini C-arm for extremity imaging and molecular diagnostic products including reagents for a variety of DNA and RNA analysis applications.

We were incorporated in Massachusetts in October 1985 and reincorporated in Delaware in March 1990. Our principal executive offices are located at 35 Crosby Drive, Bedford, Massachusetts 01730, and our telephone number is (781) 999-7300.

Financial Information. We have presented below our selected consolidated financial data. The following selected consolidated financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended September 27, 2008 and in our Quarterly Report on Form 10-Q for the quarter ended December 27, 2008, both of which are incorporated herein by reference. The selected Consolidated Statements of Operations data for the fiscal years ended September 27, 2008 and September 29, 2007 and the selected Consolidated Balance Sheet data as of September 27, 2008 and September 29, 2007 are derived from our audited consolidated financial statements that are included in our Annual Report on Form 10-K for the fiscal year ended September 27, 2008. The selected Consolidated Statements of Operations data for the three months ended December 27, 2008 and December 29, 2007 and the selected Consolidated Balance Sheet data as of December 27, 2008 are derived from our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the three months ended December 27, 2008. Our interim results are not necessarily indicative of results for the full fiscal year and our historical results are not necessarily indicative of the results to be expected in any future period.

	Year Ended		Three Months Ended
	September 27, 2008	September 29, 2007	December 27, 2008	December 29, 2007
			(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net revenues	$1,674,499	$738,368	$429,233	$371,445
Gross Profit	$892,518	$345,329	$230,665	$167,835
(Loss) income from operations	$(197,542)	$147,752	$93,721	$(322,781)
Net (loss) income	$(385,617)	$94,578	$47,993	$(358,608)
Net (loss) income per common share:
Basic	$(1.57)	$0.88	$0.19	$(1.65)
Diluted	$(1.57)	$0.86	$0.19	$(1.65)
Shares used in calculating net (loss) income per share:
Basic	245,968	106,873	256,212	216,882
Diluted	245,968	109,669	258,433	216,882

	As of		As of
	September 27, 2008	September 29, 2007	December 27, 2008
			(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$95,661	$100,403	$171,479
Current assets	$693,578	$399,180	$746,819
Working capital	$352,703	$220,568	$431,367
Non current assets	$7,441,054	$667,169	$7,392,546
Total assets	$8,134,632	$1,066,349	$8,139,365
Current liabilities	$340,875	$178,612	$315,452
Non current liabilities	$3,151,488	$82,014	$3,127,316
Long-term debt	$2,162,420	$9,222	$409,424
Total stockholders’ equity	$4,642,269	$805,723	$4,696,597

Ratio of Earnings to Fixed Charges. Our ratio of earnings to fixed charges for the fiscal years ended September 27, 2008 and September 29, 2007 were (2.0x) and 25.5x respectively, and for the three months ended December 27, 2008 and December 29, 2007 were 4.6x and (9.7x) respectively.

Book Value per Share. Our book value per share as of our most recent balance sheet dated December 27, 2008 was $18.33.

Additional Information. For more information about us, please refer to our Annual Report on Form 10-K for the fiscal year ended September 27, 2008, our Quarterly Report on Form 10-Q for the quarter ended December 27, 2008 and our other filings made with the SEC. We recommend that you review the materials that we have filed with the SEC before making a decision on whether or not to tender your eligible options. We will also provide without charge to you, upon your written or oral request, a copy of any or all of the documents to which we have referred you. See Section 16 (“Additional Information”) for more information regarding reports we file with the SEC and how to obtain copies of or otherwise review such reports.

Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities.

A list of the members of our Board of Directors and executive officers is attached to this exchange offer as Schedule A. Our “named executive officers” (as such term is defined in Item 402(a) of Regulation S-K) and the members of our Board of Directors are not eligible to participate in the exchange offer. As of March 3, 2009, our executive officers and directors (16 persons) as a group held options unexercised and outstanding under our Second Amended and Restated 1999 Equity Incentive Plan and our 2008 Equity Incentive Plan (together, the “Plans”) to purchase a total of 5,298,286 of our shares, which represented approximately 56.73% of the shares subject to all options outstanding under our Plans as of that date.

The following table below sets forth the beneficial ownership of each of our executive officers and directors of options under the Plans outstanding as of March 3, 2009. The percentages in the tables below are based on the total number of outstanding options (i.e., whether or not eligible for exchange) to purchase our common stock, as of March 3, 2009, under our Second Amended and Restated 1999 Equity Incentive Plan, which was 6,427,148, and our 2008 Equity Incentive Plan, which was 2,911,586. Our named executive officers and the members of our Board of Directors may not participate in the exchange offer.

Name of Director or Executive Officer	Title	Number of Options Outstanding Under the Plans	Percentage of Total Outstanding Options Under the Plans	Eligible Options Held	Percentage of Total Number of Eligible Options
John W. Cumming	Chairman and Chief Executive Officer	1,698,000	18.2%	0	0%
Robert A. Cascella	President and Chief Operating Officer; Director	871,000	9.3%	0	0%
Glenn P. Muir	Executive Vice President, Finance and Administration, Chief Financial Officer, Assistant Treasurer and Assistant Secretary; Director	1,166,000	12.5%	0	0%
Sally W. Crawford	Director	117,881	1.3%	0	0%
David R. LaVance, Jr.	Director	141,881	1.5%	0	0%
Nancy L. Leaming	Director	157,881	1.7%	0	0%
Lawrence M. Levy	Director	193,881	2.1%	0	0%
Elaine S. Ullian	Director	117,881	1.3%	0	0%
Wayne Wilson	Director	117,881	1.3%	0	0%

Name of Director or Executive Officer	Title	Number of Options Outstanding Under the Plans	Percentage of Total Outstanding Options Under the Plans	Eligible Options Held	Percentage of Total Number of Eligible Options
David J. Brady	Senior Vice President, Human Resources	174,000	1.9%	44,000	6.5%
Mark J. Casey	Senior Vice President, General Counsel and Secretary	68,000	0.7%	28,000	4.2%
Howard B. Doran, Jr.	Senior Vice President, Diagnostics	84,000	0.9%	44,000	6.5%
Stuart A. Kinglsey	Senior Vice President, GYN Surgical	84,000	0.9%	44,000	6.5%
John R. Pekarsky	Senior Vice President, North American Sales and Strategic Accounts	58,000	0.6%	18,000	2.7%
Dr. Peter K. Soltani, Ph.D.	Senior Vice President, Breast Health	124,000	1.3%	0	0%
Jay A. Stein, Ph.D.	Chairman Emeritus, Senior Vice President and Chief Technical Officer	124,000	1.3	0	0%

To the best of our knowledge, none of our executive officers or directors, nor any affiliates of ours, were awarded or exercised, or engaged in any transactions involving, options to purchase our common stock issued under any of our Plans during the past sixty (60) days before and including the commencement of this offer.

Section 11. Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer.

Eligible options that we accept for exchange and acquire pursuant to this exchange offer will be cancelled as of the expiration date of the exchange offer and the shares of common stock underlying such options will be allocated to the new options to be issued in exchange for such eligible options. As no additional options are available for grant under the Second Amended and Restated 1999 Equity Incentive Plan, as amended to date, the cancellation of eligible options will have no effect on the number of options available for future grant under the Second Amended and Restated 1999 Equity Incentive Plan. As all new options will be granted under the 2008 Equity Incentive Plan, the number of new options granted will reduce the number of options available for grant under the 2008 Equity Incentive Plan on a one-for-one basis.

We have adopted the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (Revised), or SFAS 123(R), regarding accounting for share-based payments. Under SFAS 123(R), we will recognize the incremental compensation cost of the stock options granted in the exchange offer. The incremental compensation cost will be measured as the excess, if any, of the fair value of the new options to employees in exchange for surrendered eligible options, over the fair value of the eligible options surrendered in exchange for the new options. The fair value of new options will be measured as of the date they are granted and the fair value of the eligible options surrendered will be measured immediately prior to the cancellation. This incremental compensation cost will be recognized in compensation expense ratably over the vesting period of the new options. However, because the exchange ratio will be calculated to result in the fair value of eligible options surrendered being approximately equal to the fair value of the new options replacing them, we do not expect to recognize any significant incremental compensation expense for financial reporting purposes as a result of this exchange offer. As would be the case with eligible options, in the event that any of the new options are forfeited prior to their vesting due to termination of service, the compensation cost for the forfeited new options will not be recorded.

Since these factors cannot be predicted with any certainty at this time and will not be known until the expiration of the exchange offer, we cannot predict the exact amount of the charge that would result from this exchange offer.

Section 12. Legal Matters; Regulatory Approvals.

We are not aware of any material pending or threatened legal actions or proceedings relating to the exchange offer. We are not aware of any margin requirements or anti-trust laws applicable to this exchange offer. We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of eligible options and issuance of new options as contemplated by this exchange offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our new options as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will use commercially reasonable efforts to seek such approval or take such other action. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under this exchange offer to accept tendered eligible options for exchange and to issue new options for tendered eligible options would be subject to obtaining any such governmental approval. The option exchange program implemented pursuant to this offer was approved by stockholders at Hologic’s Annual Meeting of Stockholders held on March 4, 2009.

Section 13. Material United States Tax Consequences.

Material United States Tax Consequences. The following is a summary of the anticipated material U.S. federal income tax consequences of participating in the exchange offer. The tax consequences of the exchange offer are not entirely certain, however, and the Internal Revenue Service is not precluded from adopting a contrary position, and the law and regulations themselves are subject to change. We believe the exchange of eligible options for new options pursuant to the exchange offer should be treated as a non-taxable exchange, and no income should be recognized for U.S. federal income tax purposes by us or the eligible optionholders upon the issuance of the new options. As all new options issued under the exchange offer will be nonstatutory stock options, upon exercise of the new options, the eligible optionholders will recognize ordinary income equal to the excess, if any, of the fair market value of the purchased shares on the exercise date over the exercise price paid for those shares. Upon disposition of the stock, the eligible optionholders will recognize a capital gain or loss (which will be long- or short-term depending upon whether the stock was held for more than one year) equal to the difference between the selling price and the sum of the amount paid for the stock plus any amount recognized as ordinary income upon acquisition of the stock. The holding period for the shares acquired through exercise of an option will begin on the day after the date of exercise.

Our grant of stock options will have no tax consequences to us. However, subject to Code Section 162(m) and certain reporting requirements, we generally will be entitled to a business expense deduction upon the exercise of a stock option in an amount equal to the amount of ordinary compensation income attributable to an eligible optionholder upon exercise.

We will withhold all required local, state, federal, foreign and other taxes and any other amount required to be withheld by any governmental authority or law with respect to ordinary compensation income recognized with respect to the exercise of a nonstatutory stock option by an eligible optionholder who has been employed by us. We will require any such eligible optionholder to make arrangements to satisfy this withholding obligation prior to the delivery or transfer of any shares of our common stock.

The tax consequences for participating non-U.S. employees may differ from the U.S. federal income tax consequences summarized above.

WE ADVISE ALL ELIGIBLE OPTIONHOLDERS WHO MAY CONSIDER EXCHANGING THEIR ELIGIBLE OPTIONS TO MEET WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PARTICIPATING IN THIS EXCHANGE OFFER.

Section 14. Extension of Exchange Offer; Termination; Amendment.

We may, from time to time, extend the period of time during which the exchange offer is open and delay accepting any eligible options tendered to us by disseminating notice of the extension to eligible optionholders by public announcement, oral or written notice or otherwise as permitted by Rule 13e-4(e)(3) under the Exchange Act. If the exchange offer is extended, we will provide appropriate notice of the extension and the new expiration date no later than 9:00 a.m., Eastern Time, on the next business day following the previously scheduled expiration date of the exchange offer. For purposes of this exchange offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight. If the closing price per share of our common stock as quoted by NASDAQ as of the close of market on Friday, April 3, 2009, exceeds $17.00 per share or is less than $9.00 per share, the company will extend the expiration date of the offer and present additional detail regarding the potential exchange ratios and exercise prices based on stock prices in excess of $17.00 per share and below $9.00 per share.

We also expressly reserve the right, in our reasonable judgment, prior to the expiration date of the exchange offer, to terminate or amend the exchange offer upon the occurrence of any of the conditions specified in Section 6 (“Conditions of This Exchange Offer”), by disseminating notice of the termination to eligible optionholders by public announcement, oral or written notice or otherwise as permitted by applicable law.

Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 6 (“Conditions of This Exchange Offer”), has occurred or is deemed by us to have occurred, to amend the exchange offer in any respect prior to the expiration date. Any notice of such amendment required pursuant to the exchange offer or applicable law will be disseminated promptly to eligible optionholders in a manner reasonably designed to inform eligible optionholders of such change and filed with the SEC as an amendment to the Schedule TO.

If we materially change the terms of this exchange offer or the information concerning this exchange offer, or if we waive a material condition of this exchange offer, we will extend the exchange offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Under these rules, the minimum period during which a tender or exchange offer must remain open following material changes in the terms of or information concerning an exchange offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information.

In addition, if we decide to we increase or decrease the amount of consideration offered for the eligible options; or to increase or decrease the number of eligible options that may be tendered in the exchange offer, we will publish notice or otherwise inform you in writing of such action and keep the exchange offer open for at least 10 business days after the date of such notification.

Section 15. Fees and Expenses.

We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of eligible options pursuant to this exchange offer. You will be responsible for any expenses incurred by you in connection with your election to participate in this exchange offer, including, but not limited to, mailing, faxing and telephone expenses, as well as any expenses associated with any tax, legal or other advisor consulted or retained by you in connection with this exchange offer.

Section 16. Additional Information.

With respect to this exchange offer, we have filed with the SEC a Tender Offer Statement on Schedule TO, as may be amended, of which this exchange offer is a part. This exchange offer document does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. Before making a decision on whether or not to tender your eligible options, we highly recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with (or, in some cases, “furnished” to) the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended September 27, 2008 filed with the SEC on November 26, 2008;

•	our Quarterly Report on Form 10-Q for the quarterly period ended December 27, 2008 filed with the SEC on February 5, 2009;

•	our definitive Proxy Statement for our 2009 annual meeting of stockholders, filed with the SEC on January 22, 2009;

•	our Current Reports on Form 8-K, filed with, or furnished to, the SEC on or after February 5, 2009;

•

the description of our common stock, which is registered under Section 12 of the Exchange Act, in our registration statement on Form 8-A, filed with the SEC on January 29, 1993, including any amendments or reports filed for the purpose of updating such description.

These filings may be examined, and copies may be obtained, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, DC 20549.

You may obtain information on the operation of the public reference room by calling the SEC at (800) SEC- 0330. Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov. We also make available on or through our website, free of charge, copies of these reports as soon as reasonably practicable after we electronically file or furnish it to the SEC. Our website address is http://www.hologic.com. Information contained on our website is not part of this exchange offer.

We will also provide without charge to each person to whom we deliver a copy of this exchange offer, upon their written or oral request, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed, between the hours of 8:00 a.m. and 5:00 p.m., Eastern Time, to:

Hologic, Inc.

Attention: Frances Doria, Director of Investor Relations

35 Crosby Drive

Bedford, Massachusetts 01730

Telephone: (781) 999-7418

Email: frances.doria@hologic.com

The information about us contained in this exchange offer should be read together with the information contained in the documents to which we have referred you.

Section 17. Miscellaneous.

This exchange offer and our SEC reports referred to above include forward-looking statements. These forward-looking statements involve risks and uncertainties, including those described in our Annual Report on Form 10-K for the fiscal year ended September 27, 2008 and in our Quarterly Report on Form 10-Q for the quarter ended December 27, 2008, that could cause actual results to differ materially from those expressed in the forward-looking statement. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. While we believe our plans, intentions and expectations reflected in these forward-looking statements are reasonable, these plans, intentions or expectations may not be achieved. WE ENCOURAGE YOU TO REVIEW THE RISK FACTORS CONTAINED IN OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 27, 2008 AND IN OUR QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED DECEMBER 27, 2008 BEFORE YOU DECIDE WHETHER TO PARTICIPATE IN THIS EXCHANGE OFFER.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR ELIGIBLE OPTIONS PURSUANT TO THIS EXCHANGE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR IN DOCUMENTS TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS EXCHANGE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED DOCUMENTS. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU SHOULD NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

Hologic, Inc.

March 9, 2009, as amended March 26, 2009

SCHEDULE A

Information Concerning the Executive Officers and Directors of Hologic, Inc.

The Executive Officers and Directors of Hologic, Inc. are set forth in the following table:

Name	Position and Offices Held
John W. Cumming*	Chairman and Chief Executive Officer

Robert A. Cascella*	President and Chief Operating Officer; Director

Glenn P. Muir*	Executive Vice President, Finance and Administration, Chief Financial Officer, Assistant Treasurer and Assistant Secretary; Director

Sally W. Crawford	Director

David R. LaVance, Jr.	Director

Nancy L. Leaming	Director

Lawrence M. Levy	Director

Elaine S. Ullian	Director

Wayne Wilson	Director

David J. Brady	Senior Vice President, Human Resources

Mark J. Casey	Senior Vice President, General Counsel and Secretary

Howard B. Doran, Jr.	Senior Vice President, Diagnostics

Stuart A. Kinglsey	Senior Vice President, GYN Surgical

John R. Pekarsky	Senior Vice President, North American Sales and Strategic Accounts

Dr. Peter K. Soltani*	Senior Vice President, Breast Health

Jay A. Stein*	Chairman Emeritus, Senior Vice President and Chief Technical Officer

*	Indicates named executive officers (as such term is defined in Item 402(a) of Regulation S-K). Named executive officers and directors are not eligible to participate in this exchange offer.

The address of each executive officer and director is:

Hologic, Inc.

35 Crosby Drive

Bedford, Massachusetts 01730